VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

December 1, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 23, 2021
File No. 333-260075

Dear Ms. Dorin:

By letter dated December 1, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on November 23, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 General

1.	We note your response to prior comment 3, and reissue the comment in part. Please revise to clearly disclose whether the company intends for the exclusive forum provision to apply to actions arising under the Securities Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In that regard, we note your revised disclosure that you do not intend for your exclusive forum provision to apply to claims arising under the Exchange Act.

Response: The Company has filed Amendment No. 3 to Registration Statement on Form S-1 today (the “S-1/A”). The S-1/A reflects further clarification with respect to these matters, providing the following disclosure, as revised:

Provisions in our Amended and Restated Articles of Incorporation that purport to provide the District Courts of the State of Nevada (referring to Nevada State Courts) as the exclusive forum for certain actions, including derivative actions, may be determined to be unenforceable in certain instances, including with respect to claims arising under the Securities Act or Exchange Act, which would result in federal courts instead having jurisdiction over such claims. The Company does not intend for such exclusive forum provision to apply to claims arising under the Securities Act or the Exchange Act. The Company plans to amend its Amended and Restated Articles of Incorporation to unambiguously provide that such exclusive forum provisions would not apply to claims arising under the Securities Act or the Exchange Act and until such time as such amendment has become effective, to provide its investors of notice to this effect, the Company will continue to include disclosure indicating that the Company does not intend for such exclusive forum provisions to apply to claims arising under the Securities Act or the Exchange Act. With respect to claims arising under the Securities Act, note that that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115